The following is a press release issued by Playboy Enterprises, Inc. on January 10, 2011:

PLAYBOY ENTERPRISES, INC. AGREES TO “GO-PRIVATE”
TRANSACTION AT $6.15 PER SHARE

Transaction to Create a Lasting Legacy for the Playboy Brand

FOR IMMEDIATE RELEASE

CHICAGO, January 10, 2011 – Playboy Enterprises, Inc. (PEI) (NYSE: PLA, PLAA) today announced that it has entered into a definitive agreement with Icon Acquisition Holdings, L.P., a limited partnership controlled by Hugh M. Hefner, to take the company private for $6.15 per share.

The $6.15 price represents a 18.3% premium over the closing price Friday, January 7, 2011, of PLA and a 56.1% premium over the closing price on July 9, 2010, the last trading day before the proposal was first announced.

The purchaser, Icon Acquisition Holdings L.P., has obtained equity commitments for the transaction from an affiliate of Rizvi Traverse Management LLC (Rizvi Traverse) and a debt commitment for the transaction from affiliates of Jefferies & Company, Inc.

As previously reported, PEI’s Board of Directors formed a Special Committee of independent directors, which subsequently evaluated Mr. Hefner’s proposal, determined to proceed with and negotiated the transaction, and recommended that PEI’s Board of Directors approve the agreement.  Last night, the Board, acting in part on the Special Committee’s approval and recommendation, unanimously approved the agreement and resolved to recommend the transaction to PEI’s stockholders.

Mr. Hefner said:  “With the completion of this transaction, Playboy will come full circle, returning to its roots as a private company.  The brand resonates today as clearly as at any time in its 57-year history. I believe this agreement will give us the resources and flexibility to return Playboy to its unique position and to further expand our business around the world.”

Sol Rosenthal, Chairman of the Special Committee of Playboy’s Board of Directors, said:  “The Special Committee and the Board have determined that the transaction is advisable, fair to and in the best interests of the Company’s public stockholders.”

Playboy CEO Scott Flanders will remain with the company in his current position and maintain a significant equity investment in Playboy.  “Our strategy is to transform Playboy into a brand management company,” Flanders said.  “This transaction will advance our efforts by strengthening our balance sheet and streamlining our operations, while creating opportunities to participate in new ventures.  I am excited about the future, and I look forward to working with our new partners as we guide Playboy into the next era.”

Ben Kohn, managing partner of Rizvi Traverse’s Los Angeles office, added: “Playboy is an iconic company with a singular, storied brand and history. We are pleased to partner with Hugh Hefner and the current management team to be a part of a transaction that will enable Playboy Enterprises to continue to execute on its strategy. This would bring an end to a period of uncertainty for the company and provide the right ownership structure to develop the business.”

Under the terms of the transaction, the purchaser will offer to acquire all of PEI’s outstanding shares of Class A voting (PLAA) and Class B non-voting (PLA) common stock that Mr. Hefner and his affiliates do not own for $6.15 per share in cash.  Through Mr. Hefner's trusts, Mr. Hefner controls approximately 69.5% of the Class A shares and 27.7% of the Class B shares.  In connection with the transaction, Mr. Hefner has agreed to transfer all shares to the purchaser and not to tender such shares in the offer.

The purchaser expects to commence the tender offer no later than January 21, 2011.  The tender offer will expire 20 business days after it commences subject to extensions permitted by the merger agreement.

In connection with the transaction, Plainfield Asset Management LLC (Plainfield) and certain of its affiliates, which together own approximately 19.05% of the Class A shares, have committed to the company to tender such shares in the offer.

The transaction is subject to a non‐waivable “majority of the minority” condition, pursuant to which more than 50% of the total Class A and Class B shares outstanding on the date of purchase (not including the shares transferred by Mr. Hefner and other shares that will be contributed to the purchaser) must be validly tendered and not withdrawn in the offer.  If, at the expiration of the tender offer, the purchaser owns at least 90% of PEI’s Class A shares (including the shares transferred by Mr. Hefner and Plainfield and shares the purchaser may buy from the company under a “top up” option) (referred to as the “threshold condition”), the “majority of the minority” condition is satisfied and all other conditions to closing are satisfied, then the purchaser will proceed to complete the acquisition of PEI through the short‐form merger procedure under Delaware law.  This short form merger procedure does not require a vote or meeting of stockholders of PEI.  If, at the expiration of the tender offer, all conditions to closing are satisfied (including the “majority of the minority” condition) except the threshold condition, then the purchaser will proceed to complete the acquisition of PEI through a long‐form merger under Delaware law, which would be approved by written consent by Mr. Hefner’s trusts as the holders of a majority of PEI’s outstanding Class A shares. In either the short‐form or the long-form merger, each outstanding share of Class A and Class B common stock will be converted into the right to receive $6.15 per share in cash except for dissenting shares in the merger.

Closing of the transaction is subject to customary conditions but is not subject to a financing condition.  It is expected that the transaction will be completed before or shortly after the end of the first quarter of 2011.

Lazard is acting as financial advisor and Skadden, Arps, Slate, Meagher & Flom is acting as legal counsel to Playboy Enterprises. Raine Securities LLC is acting as financial advisor and Kaye Scholer LLP is acting as legal counsel to the Special Committee. Moelis & Company LLC is acting as financial advisor and Munger, Tolles & Olson LLP is acting as legal counsel to Mr. Hefner.  Jefferies & Company, Inc. is acting as financial advisor and Sheppard, Mullin, Richter & Hampton LLP is acting as legal counsel to Rizvi Traverse.

About Playboy Enterprises
Playboy is one of the most recognized and popular consumer brands in the world. Playboy Enterprises, Inc. is a media and lifestyle company that markets the brand through a wide range of media properties and licensing initiatives. The company publishes Playboy magazine in the United States and abroad and creates content for distribution via television networks, websites, mobile platforms and radio. Through licensing agreements, the Playboy brand appears on a wide range of consumer products in more than 150 countries as well as retail stores and entertainment venues.

About Rizvi Traverse
Rizvi Traverse is a private investment firm with offices in New York, Los Angeles and Birmingham, MI. Rizvi Traverse partners with management teams to invest in market leading companies across a range of industries. Rizvi Traverse currently has significant investments in the media and entertainment sector. For more information visit www.rizvitraverse.com.

Notice to Investors
This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Playboy Enterprises Inc. common stock. In connection with the tender offer and merger, the purchaser, affiliates of Rizvi Traverse and Mr. Hefner will file with the Securities and Exchange Commission (the “SEC”) a combined Tender Offer Statement and Rule 13E-3 Transaction Statement under cover of Schedule TO, along with an Offer to Purchase, and thereafter Playboy will file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9 and a Rule 13E-3 Transaction Statement and other documents relating to the tender offer. Stockholders of Playboy are urged to read these materials carefully when they become available because they will contain important information about Playboy and the tender offer and merger. Anyone may obtain copies of these documents, when available, for free at the SEC’s website at www.sec.gov.

Forward-Looking Statements
This press release contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations about future events.  These statements are not guarantees of future events and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual events may differ materially from what is expressed in such forward-looking statements due to numerous factors.  These include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, and other business partners. Further information and risks regarding factors that could affect our business, operations, financial results or financial positions are discussed from time to time in PEI’s Securities and Exchange Commission filings and reports, as will be discussed in the Tender Offer Statement and Schedule 13E-3 to be filed by the purchaser, Mr. Hefner and affiliates, and the Solicitation/Recommendation Statement and Schedule 13E-3 to be filed by PEI. We want to caution you not to place undue reliance on any forward-looking statements.  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Media and Investor Inquiries for Playboy Enterprises:
Martha Lindeman, SVP Corporate Communications and Investor Relations
Playboy Enterprises Inc.
Phone: 312-373-2430
E-mail: marthal@playboy.com

Media Inquiries for Rizvi Traverse:
Cindy Leggett-Flynn/Justin Dini
Brunswick Group
Phone: 212-333-3810
E-mail: Rizvi@brunswickgroup.com